[Letterhead of Crowell & Moring LLP]

May 16, 2005

Daniel F. Duchovny, Esq.
Office of Mergers & Acquisitions
United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	PEC Solutions, Inc.
Schedules TO-C filed April 26 and 27, 2005
Filed by Nortel Networks Inc. and PS Merger Sub, Inc.

Schedule TO-T filed May 3, 2005
Filed by Nortel Networks Inc. and PS Merger Sub, Inc.

Dear Mr. Duchovny:

     Nortel Networks Inc. (“Parent”) and PS Merger Sub, Inc. (“Purchaser,” and together with Parent, the “bidders”) are filing concurrently herewith Amendment No. 1 to the above-referenced Schedule TO-T. The amendment incorporates responses of the bidders to the numbered comments in your letter of May 11, 2005. We have repeated your comments below, in bold font, and set out below each comment the bidders’ response to it. All defined terms are used with the meanings ascribed thereto in the Schedule TO-T.

Schedules TO-C

1.	We note the statement that Nortel disclaims any intention or obligation update or revise the information contained in its press release, whether as a result of new information, future events, or otherwise. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid using this statement in all future communications.

     The bidders confirm that they will avoid using the statement in all future communications relating to the Offer.

2.	Please tell us how the bidders complied with Instruction 3 to paragraph (b)(2) of Rule 14d-2.

Daniel F. Duchovny, Esq.
May 16, 2005

     The bidders have made two filings under Schedule TO-C with respect to pre-commencement communications related to the Offer, a press release (the “Press Release”) filed on April 26, 2005 and the transcript (the “Transcript”) of a press conference filed on April 27, 2005. Each of these documents includes disclosures intended to satisfy the requirements of Instruction 3 to paragraph (b)(2) of Rule 14d-2. Please see the disclosures set forth under the heading “Notice to Investors” in the Press Release and the transcribed legend read by Bill Durling as set forth in the second and third paragraphs of the Transcript.

Schedule TO-T

Offer to Purchase

Acceptance for Payment and Payment of Shares — Page 5

3.	Please revise the language that states that you will return share certificates evidencing unpurchased or untendered shares “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c). Please make a similar revision in Instruction 4 in the Letter of Transmittal (page 6).

     The bidders have revised the disclosures in response to the Staff’s comment.

Material Federal Income Tax Consequences — Page 9

4.	Delete the reference to this discussion being for “general information only.”

     The bidders have revised the disclosure in response to the Staff’s comment.

Certain Information Concerning the Company — Page 11

5.	Please delete the references (in this section and on page 14) to the SEC’s regional offices, since our regional offices no longer provide public reference services.

     The bidders have revised the disclosures to delete the references in response to the Staff’s comment.

6.	We note that you have summarized the financial projections provided by PEC Solutions to you. Please provide us with a copy of the complete financial projections and tell us your basis for not disclosing the information in its entirety.

     A copy of the projections is being provided on a supplementary basis. The bidders believe that all material, non-public information contained in the projections has been disclosed.

Daniel F. Duchovny, Esq.
May 16, 2005

7.	We note the statement that none of the bidders intend to update the financial projections to reflect the occurrence of future events. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the bidders will avoid this using this statement in all future communications.

     The bidders confirm that they will avoid using the statement in all future communications relating to the Offer.

Certain Information Concerning Nortel Networks — Page 13

8.	We note, in the last paragraph on page 13, your carve out of matters that were dismissed without sanction or settlement from your representation made in response to Item 1003(c)(3) of Regulation M-A. Please provide us, with a view toward revised disclosure, a description of those matters.

     The referenced exclusion pertained to disclosure responsive to Item 1003(c)(4) of Regulation M-A, which expressly excludes matters that were dismissed without sanction or settlement. The bidders have clarified the disclosure in response to the Staff’s comment.

Purpose of the Offer — Page 31

9.	Please revise the reference to Section 12(c)(4) of the Exchange Act to read Section 12(g)(4).

     The bidders have corrected the disclosure in response to the Staff’s comment.

Certain Conditions of the Offer — Page 31

10.	Clause (iv) indicates that the DSS condition must be acceptable to Parent in its “sole judgment.” Please revise to include a reasonableness standard. The ability of Parent to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please make a similar revision with respect to the paragraph following clause (vi)(M) regarding the “sole judgment” of Parent and Purchaser and in the cover page of the Offer.

Daniel F. Duchovny, Esq.
May 16, 2005

     The bidders have revised the disclosures in response to the Staff’s comments with respect to the exercise of discretion relating to the DSS Condition. The bidders respectfully do not believe that the reference to “sole judgment” in the phrase (the “Modifying Phrase”) following clause (vi)(M) in Section 15 of the Offer to Purchase renders the Offer illusory. The Modifying Phrase is not an independent condition, but rather would be relevant only in the event one or more of the enumerated conditions to the Offer is not satisfied at the expiration of the Offer. If each of the enumerated conditions to the Offer is satisfied, the Modifying Phrase would not be operative and would be of no effect. If one or more of the enumerated conditions to the Offer is not so satisfied, Purchaser will not be obligated to close. In the bidders’ view, the effect of the Modifying Phrase is to permit Purchaser to accept shares for payment even if an enumerated condition is not satisfied. The bidders respectfully believe that this is a determination Purchaser appropriately would make in its sole discretion. Without limitation of their rights to waive any of the foregoing conditions, Parent and Purchaser currently do not intend to proceed with acceptance for payment or payment for shares of Company Common Stock if any of the enumerated conditions occurs. The bidders’ have supplemented the disclosures to clarify their current intentions.

11.	We note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

     The bidders have revised the disclosures in response to the Staff’s comments.

Legal Matters — Page 34

12.	Explain the meaning of the term “ITAR.”

     “ITAR” refers to the International Traffic in Arms Regulations. The bidders have revised the disclosure in response to the Staff’s comments.

Schedule I

13.	Please review the description of the business experience of Mrs. Saucier, Mr. Smith, Jr., Mr. Wilson, Mr. Hitchcock, and Mr. Joannou to describe their material occupations during the past five years. Also explain the meaning of “CP&L” in Mr. Smith’s business experience.

     The bidders believe that the descriptions of the material occupations during the past five years provided in the Schedule TO with respect to Mrs. Saucier, Mr. Smith, Jr. and Mr. Wilson is responsive. “CP&L” refers to Carolina Power & Light Company, d/b/a Progress Energy Carolinas, Inc., a subsidiary of Progress Energy, Inc. Related disclosure with respect to Mr. Smith has been revised in response to the Staff’s comments.

     The bidders have revised disclosures with respect to Mr. Hitchcock and Mr. Joannou in response to the Staff’s comments.

Closing Information

The bidders confirm that:

•	Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking action with respect to the filing; and

•	Parent and Purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

* * *

We appreciate your timely consideration of these matters in your review of the filings referenced above. If you or others have any questions or would like additional information, please contact the undersigned at (202) 624-2975.

Very truly yours,

/s/ Donald Leo Toker
Donald Leo Toker